EXHIBIT 99.1

MR. JACOB EVEN EZRA RESIGNS AS DIRECTOR
FOLLOWING THE SALE OF HIS ENTIRE SHAREHOLDINGS IN THE COMPANY

YAHUD, Israel – January 30th, 2013 -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS) today announced that Mr. Jacob Even Ezra, one of the founders of the Company, a former CEO and former Chairman of the Board of Directors, submitted his resignation as a director effective as of January 27, 2013. The resignation follows the closing of the sale of Mr. Even Ezra's and his family entire shareholdings in the Company.

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world’s most demanding locations.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation cutting edge Physical Security Information Management system (PSIM). The solutions leverage our broad portfolio of unique homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and holistic Cyber Security solutions.

For more information:

Magal S3 Eitan Livneh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@ccgisrael.com